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                              November 9, 2023

       Mike Wiedemer
       Vice President and Chief Financial Officer
       United States Lime & Minerals, Inc.
       5429 LBJ Freeway, Suite 230
       Dallas, Texas 75240

                                                        Re: United States Lime
& Minerals, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 000-04197

       Dear Mike Wiedemer:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022 Filed February 23, 2023

       Item 1. Business, page 2

   1. Please revise to include the following disclosure with your mineral property summary disclosure:

                                                              aggregate (total)
annual production for the properties during each of the three most recently completed
fiscal years as required by Item 1303(b)(2)(i) of Regulation S-
                                                            K, and
                                                              resources
disclosed exclusive of mineral reserves as required by Item 1303(b)(3)(ii)
                                                            of Regulation S-K.
   2. Please revise to include the following disclosure for each material property:

                                                              the location
accurate to within one mile using an easily recognizable coordinate system, and a
map(s) with appropriate engineering detail for each material property as required by Item
1304(b)(1)(i) of Regulation S-K,
                                                              the total cost or
book value of the material property as required by Item
                                                            1304(b)(2)(iii) of
Regulation S-K, and
 Mike Wiedemer
United States Lime & Minerals, Inc.
November 9, 2023
Page 2
                resources reported exclusive of reserves as required by Item 1304(d)(2) of Regulation
              S-K.
Exhibit Index
Exhibit 96.1 to 96.4, page 54

3. We note that your mineral resources are presented inclusive of mineral reserves. In a technical report summary mineral resources may be presented inclusive on mineral reserves, however they should also be presented exclusive of mineral reserves as required by Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K. Please revise accordingly.
4. We note that the point of reference established for your mineral resources and mineral reserves in each technical report summary is shot limestone delivered to the primary crusher. Additionally we note that the processing and recovery section of each technical report summary has not been included, however language has been included in each technical report summary stating that the process plant and description does not apply to the report as the mines deliver shot limestone to the primary crusher.

         The technical report summaries should assess the property from the point of mineral extraction up to the first point of material external sale, including processing, transportation, and warehousing, as suggested in the materiality analysis in Item
         1301(c)(3) of Regulation S-K, and included in Table 1 to paragraph (d) of Item 1302.
         Based upon the disclosures in your annual filing it does not appear that shot limestone is a product that is sold externally, therefore your technical report summaries should include a description of your processing facilities.

         We also note that the price selected by your qualified person is a price associated with crushed limestone, which does not correlate to the point of reference selected for mineral resources and mineral reserves. For example the price associated with crushed limestone is a saleable product price, and your reserves and resources are reported as shot limestone delivered to the primary crusher, prior to processing, and do not include process recovery factors or processing costs in your cash flow analysis.

       Please consult with your qualified person and obtain revised technical report summaries that include your processing operations, along with necessary revisions to your recovery factors
FirstName       and costs. Wiedemer
            LastNameMike
Comapany
5.          NameUnited
       Please  disclose theStates Limelevel
                            accuracy    & Minerals,  Inc. and operating cost
estimates, as required
                                            of the capital
       by Item
November         601(b)(96)(iii)(B)(18)(i)
            9, 2023  Page 2                of Regulation S-K.
FirstName LastName
 Mike Wiedemer
FirstName  LastNameMike   Wiedemer
United States Lime & Minerals,  Inc.
Comapany 9,
November   NameUnited
              2023      States Lime & Minerals, Inc.
November
Page 3     9, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation